February 11, 2008


KARL HILLER, BRANCH CHIEF
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 7010
Washington, D.C. 20549-7010

   RE:   CAN CAL RESOURCES, LTD.
         COMMENT LETTER DATED OCTOBER 30, 2007
         FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
         FILED APRIL 9, 2007
         RESPONSE LETTER DATED AUGUST 22, 2007
         FILE NO. 0-26669

Dear Mr. Karl Hiller:

      This correspondence is in response to your letter dated October 30, 2007 in reference to our filing of the Form 10-KSB for the fiscal year ended December 31, 2006 Filed April 9, 2007 in response to the letter dated August 22, 2007 on behalf of Can Cal Resources, Inc. File No. 0-26669


Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 8- Controls and Procedures

1. We read your response to prior comment five, and understand that you changed your accounting for the purchase of an intangible asset (mineral rights, or more specifically, the rights to lease certain parcels of land for mining purposes), from your original application of the guidance of SFAS 123(R), resulting in valuation in the third quarter of 2006 based on the fair value of the common shares issued, to that of SAB Topic 5:G, whereas you now report the acquisition using carryover basis of the prior owners. We understand from your disclosure in the third quarter report that you acquired these fights from the Rose Trust. As this transaction does not appear to have been made "just prior to or contemporaneously with a first-time public offering", and because you have not described any common control arrangements with the prior owners, tell us how you and your accountants concluded that carryover basis should be utilized.

      ANSWER:
            OUR PREVIOUS RESPONSE MISTAKENLY REFERENCED SAB TOPIC 5:G. WE ACTUALLY RELIED ON SFAS NO. 153, WHICH AMENDS APB NO. 29, TO DETERMINE THE FAIR VALUE OF THE TRANSACTION. THE NON-MONETARY EXCHANGE OF ASSETS WAS MEASURED BASED ON THE FAIR VALUE OF THE ASSETS EXCHANGED (STOCK IN EXCHANGE FOR MINERAL RIGHTS). SINCE THE STOCK THAT WAS EXCHANGED WAS NOT INDICATIVE OF THE FAIR VALUE OF THE ASSET RECEIVED, THE COMPANY VALUED THE TRANSACTION BASED ON THE FAIR VALUE OF THE MINERAL RIGHTS. FURTHERMORE, DUE TO THE DIFFICULTY IN DETERMINING THE FAIR VALUE OF THE MINERAL RIGHTS THE COMPANY CONSERVATIVELY VALUED THE ASSET BASED ON THAT OF THE SELLERS HISTORICAL CARRYING COST. THE RESULT BEING A MUCH LOWER CARRYING VALUE ATTRIBUTED TO THE INTANGIBLE ASSET ON CAN-CAL'S BALANCE SHEET THEN WOULD HAVE BEEN PRESENTED HAD THE STOCK EXCHANGED BEEN USED TO DETERMINE THE FAIR VALUE.


Engineering Comments

2. Please confirm that you will remove all sample ranges or terminology such as "assays ranging up to" from your filing.


      ANSWER:
            WE ACKNOWLEDGE THE NEED TO PROVIDE SPECIFIC AND EASILY UNDERSTANDABLE DISCLOSURE AND WILL CLEAR UP THE VAGUE LANGUAGE DEPICTING RANGES WITH SPECIFIC VALUES, ALONG WITH THE PREVIOUSLY REPORTED CHANGES WE INTEND TO PROVIDE.

3. We note your response to prior comment 15. Currently, your disclosure does not provide sufficient detail concerning your properties, differentiating between lode and placer mining claims, Federal or State mineral rights, patented and unpatented mining claims, and your fee lands for your Pisgah, Owl Canyon, Cerbat, and Wikieup properties. In this regard, we note that your initial filing on July 9, 1999, indicated the Cinder and Cinder #2 claims were placer claims with reservations for gold and other minerals as described in other property documents or discovered prior to 1959. This is not reflected in your current filing.

      Please disclose the status of all your mining properties and in the event, you have option agreements, leases, or royalties, describe the terms of the arrangements. Include identifying information, such as the claim names, claim numbers, and the dates of recording and expiration sufficient to enable the claims to be distinguished from other claims. Also, include the area of the claims, in either hectares or acres, rather than suggest that all of your claim areas are of comparable size, if this is not the case. While mining claims may have a maximum area of 20.66 acres, and the size of placer claims varies with each state and the definition of association claims, the actual sizes typically fall with in a range.
      Expand the disclosure concerning your exploration plans for your properties as described previously or include a statement that you do not have an exploration program at this time.

      ANSWER:

            AS REQUESTED, WE WILL INCORPORATE CLARIFICATION WITH RESPECT TO TYPE OF CLAIM IF APPLICABLE, WHETHER EACH CLAIM IS A FERAL OR STATE CLAIM AND THE PATENT STATUS OF EACH. FURTHER, WE WILL INCLUDE THE INFORMATION PREVIOUSLY DISCLOSED REGARDING OUR CINDER CLAIMS. ALL FINANCIAL OBLIGATIONS RELATING TO OUR PROPERTIES I.E. ANY LEASE OPTIONS AND/OR ROYALTY PAYMENTS WILL BE CLEARLY IDENTIFIED BY LEASE WHERE APPLICABLE. IN ADDITION, WE WILL INCLUDE IN DETAIL THE AREA OF EACH CLAIM ANY FUTURE EXPLORATION PLANS.